06050834

SECU[illegible]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 010863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Antaeus Capital, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9952 S. Santa Monica Blvd. Suite 210
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cesar Moya (310) 788-8653
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 0 2 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of RIVERSIDE
Subscribed and sworn (or affirmed) to before me this 1ST day of AUGUST, 2006

Parrish Alan Hearne
Notary Public

President
Signature

Title

PARRISH ALAN HEARNE
Commission # 1518104
Notary Public - California
Riverside County
My Comm. Expires Oct 7, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Antaeus Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2006

AM

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Antaeus Capital, Inc.

We have audited the accompanying statement of financial condition of Antaeus Capital, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 1, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Antaeus Capital, Inc.
Statement of Financial Condition
June 30, 2006

Assets

Cash	$	5,261
Receivable from brokers, net of bad debt allowance		–
Marketable securities, at market		67,500
Equipment, net		3,029
Prepaid expenses		334
Deferred tax asset		7,824
Organization costs, net		3,512
Total assets	$	87,460

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$	28,150
Payable to related parties		10,100
Income taxes payable		800
Total liabilities		39,050
Stockholder's equity		
Common stock, no par value; 7,500 shares authorized; 100 issued and outstanding		1,000
Additional paid-in capital		93,400
Accumulated deficit		(45,990)
Total stockholder's equity		48,410
Total liabilities & stockholder's equity	$	87,460

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Operations
For the Year Ended June 30, 2006

Revenue	
Commission income	$ 254,691
Investment gains	22,000
Other income	45,000
Total revenue	321,691
Expenses	
Commission expense	$ 207,992
Communications	2,783
Occupancy and equipment rental	30,279
Taxes, licenses, fees other than income taxes	9,574
Other operating expenses	108,494
Total expenses	359,122
Net income (loss) before income tax provision	(37,431)
Income tax provision (benefit)	(2,705)
Net income (loss)	$ (34,726)

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2005	$ 1,000	$ 27,300	$ (11,264)	$ 17,036
Additional investment	–	66,100	–	66,100
Net income (loss)	–	–	(34,726)	(34,726)
Balance at June 30, 2006	$ 1,000	$ 93,400	$ (45,990)	$ 48,410

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2006

Cash flow from operating activities:		
Net income (loss)		$ (34,726)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 606	
Amortization	264	
(Increase) decrease in:		
Receivable from broker/dealers and clearing firms	(7,734)	
Allowance for bad debts	7,734	
Marketable securities	(22,000)	
Prepaid expenses	44	
Deferred income taxes	(3,505)	
(Decrease) increase in:		
Accounts payable	24,150	
Payable to related parties	10,100	
Income taxes payable	800	
Total adjustments		10,459
Net cash provided by (used in) operating activities		(24,267)
Cash flows from investing activities:		
Purchase of equipment	(3,635)	
Net cash provided by (used in) investing activities		(3,635)
Cash flows from financing activities:		
Proceeds from additional investment	20,600	
Net cash provided by (used in) financing activities		20,600
Net increase (decrease) in cash		(7,302)
Cash at the beginning of the year		12,563
Cash at the end of the year		$ 5,261
Supplemental disclosure of cash flow information		
Cash paid during the period ended June 30, 2006		
Income taxes	$ –	
Interest	$ 102	

Supplemental disclosure of noncash financing activities:

During its fiscal year, marketable securities with fair market value of $45,500 was contributed to the Company as additional paid-in-capital.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc. (the "Company") was founded on June 7, 1962 in Massachusetts under the name of Oftring & Company, Inc. In April 2005, the Company changed ownership and its name to Antaeus Capital, Inc. The Company is wholly owned by Antaeus Holdings, Inc. ("Antaeus") The Company is a broker dealer registered with the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company's primary business is retailing corporate equity securities over-the-counter, institutional trading, selling limited partnerships, private placements, and mergers and acquisitions. The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RECEIVABLE FROM BROKERS, NET

As of June 30, 2006 , the Company wrote-off $7,734 of the expected uncollectible accounts from all services provided from the total outstanding receivables. This estimate is entered as a bad debt expense and is included in other operating expenses.

Receivable from brokers, net consists of the following:

Receivable from brokers	$ 7,734
Less: Allowance for doubtful accounts	(7,734)
Receivable from brokers, net	$ -

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of stocks with a fair-market value of $67,500 at June 30, 2006. The Company also included a net, unrealized gains (losses) of $22,000 from its investment in securities.

Note 4: EQUIPMENT, NET

The equipment is recorded at cost and are as follows:

		Depreciable Life Years
Equipment	$ 3,635	5
Less: accumulated depreciation	(606)	
Equipment, net	$ 3,029	

Depreciation expense for the year ended June 30, 2006 was $ 606.

Note 5: ORGANIZATION COSTS, NET

The organization costs are recorded at cost and are as follows:

		Amortization Life Years
Organization costs	$ 4,531	5
Less: accumulated amortization	(1,019)	
Organization costs	$ 3,512	

Amortization expense for the year ended June 30, 2006 was $ 264.

Note 6: RELATED PARTY TRANSACTIONS

The Company shares facilities, staff, and equipment with Antaeus. The two companies also share common management. The Company has an expense sharing agreement with Antaeus whereby during the year ended June 30, 2006, the Company owes Antaeus $10,100 for expenses paid on its behalf.

Note 7: OCCUPANCY AND EQUIPMENT RENTAL

Current year occupancy expense consists of the following:

Equipment rental	$ 279
Office rent	30,000
Total Occupancy and equipment rental	$ 30,279

Note 8: INCOME TAXES

For the year ended June 30, 2006, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ –	$ 800	$ 800
Deferred tax expense (benefit)	(1,938)	(1,567)	(3,505)
	$ (1,938)	$ (767)	$ (2,705)

The deferred income tax benefit arises from the Company's carryforward of its net operating losses.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 11: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $14,961 which was $9,961 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($39,050) to net capital was 2.61 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $36,550 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 51,511
Adjustments:		
Accumulated deficit	(33,780)	
Non allowable assets	(2,770)	
Total adjustments to net capital		(36,550)
Net capital per audited statements		$ 14,961

Antaeus Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in-capital	93,400	
Accumulated deficit	(45,990)	
Total stockholder's equity		$ 48,410
Less: Non allowable assets		
Equipment, net	(3,029)	
Organization costs, net	(3,512)	
Prepaid expenses	(334)	
Deferred income taxes	(7,824)	
Net adjustments to capital		(14,699)
Net capital before haircuts & undue concentration		33,711
Less: Haircuts on securities	(10,125)	
Undue concentration	(8,625)	
		(18,750)
Net capital		14,961
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,601	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 9,961
Percentage of aggregate indebtedness to net capital	2.61:1	

There is a $36,550 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 12.

See independent auditor's report.

Antaeus Capital, Inc
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2006

A computation of reserve requirement is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended June 30, 2006

Information relating to possession or control requirements is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006

Board of Directors
Antaeus Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Antaeus Capital, Inc.(the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC 's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 1, 2006